

January 20, 2012

Via Facsimile
Jitu Banker
Chief Financial Officer
M Line Holdings, Inc.
2672 Dow Avenue
Tustin, CA

> **Re:** **M Line Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-53265**

Dear Mr. Banker:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 30

Revenue, page 32

1. We note from your disclosure that revenues increased by approximately $3.7 million or 59% from the year ended June 30, 2010 to the year ended June 30, 2011. You state that the primary reason for this increase is due to increased revenues in your machine sales division. With a view towards future disclosure, please quantify and disclose the nature of each item that caused this increase in revenue. For example, please quantify each

material factor, such as price changes and / or volume changes by type of product, disclose separately the effects on operations attributable to each factor causing the aggregate change from year to year, and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.

Consolidated Statements of Operations, page F-3

2.   We see that you have recorded $119,700 of rental income during the fiscal year ended June 30, 2011 and have provided no additional disclosure or discussion of this rental arrangement. Please describe for us in appropriate detail the nature of the arrangement that has generated this rental income during the fiscal year ended June 30, 2011. As part of your response please tell us if this arrangement is supported by an agreement signed by the parties involved, and the date and terms of this agreement. Additionally, specify whether this arrangement is with a related party. If so, please describe for us the nature of the related party relationship and any benefits to you as a result of this related party transaction, as compared to one that is not with a related party. Please also revise future financial statement footnotes and management discussion and analysis to describe and quantify the impact of this agreement.

3.   Please refer to the gain on debt settlement of $142,956. Please describe, quantify and identify the specific debt agreements that were extinguished, reconcile the amounts recorded in your financial statements as of or for the year ended June 30, 2011 and 2010 related to this transaction, describe the consideration used to extinguish this debt, specify whether the agreements were with related parties, and describe the nature of the related party relationships. Also, please provide the authoritative literature that supports your accounting and your calculation that supports the gain on debt settlement of $142, 956.

4.   Please refer to the income from extinguishment of a derivative liability of $93,488. Please tell us which loan caused this derivative liability, specify the terms of this loan, and provide us with the following:

- Describe the terms of the debt agreement, which resulted in derivative liability treatment,
- Discuss how the derivative liability was valued and recorded upon inception and at extinguishment,
- Describe the type and amount of consideration used to extinguish this loan and the derivative liability, and
- Tell us the balance of the loan in your financial statements before extinguishment and provide us with the components that comprise the balance (i.e., principle, discount, etc.).

From 10-Q for the Fiscal Quarter Ended September 30, 2011

Condensed Consolidated Statements of Operations, page 4

5.   Please refer to the gain on debt settlement of $85,184 for the period ended September 30, 2011. Please describe, quantify and identify the specific debt agreements that were extinguished, describe the consideration used to extinguish this debt, specify whether the agreements were with related parties, and describe the nature of the related party relationships. Also, please provide the authoritative literature that supports your accounting and your calculation that supports the gain on debt settlement of $85,184.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief